SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company") announced that at the Annual General Meeting of Shareholders held yesterday, the following proposals were approved by the shareholders by the requisite majority:

Proposal 1: To re-elect Mr. Zwi Williger, Mr. Joseph Williger, Mr. Gil Hochboim, Mr. David Donin, and Mr. Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999;

Proposal 2:  To elect Mrs. Einav Brar as an External Director of the Company for a period of three years commencing as of the date of approval by the Meeting and to approve her compensation;

Proposal 3:  To elect Mr. Idan Ben-Shitrit as an External Director of the Company for a period of three years as of the date of approval by the Meeting and to approve his compensation;

Proposal 4: To appoint BDO Ziv Haft as the Company's new independent accounting firm for the year ending December 31, 2018 and for the period until the next Annual General Meeting of the Company's shareholders;

Proposal 5: To approve exemption and indemnification letters for (i) Mrs. Einav Brar and Mr. Idan Ben-Shitrit, commencing as of the date of approval by the Meeting, and (ii) Mr. Gil Hochboim, Mr. David Donin and Mr. Victor Bar commencing as of June 20, 2017; and

Proposal 6: To approve the terms of office of Mr. Michael Luboschitz, in his capacity as the Company’s chief executive officer, in accordance with the terms of the Compensation Policy.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Amir Kaplan Name: Amir Kaplan Title: Chief Financial Officer

Date: August 3, 2018